OM LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Wednesday 24 May 2006

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	07/04/2006	Signing of Licence Agreement for IV Access Valve
2	28/04/2006	Commitments Test Entity – Third Quarter Report
3	16/05/2006	Market Update

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Belinda Mulcahy
Administration

dlw 6/5

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

7 April 2006

The Announcements Officer
Australian Stock Exchange Limited

CONTINUOUS DISCLOSURE

IV ACCESS VALVE

Further to the announcement by OMI on 9 March 2006, the company wishes to advise that the licensing agreement for our IV Access Valve has now been signed by Nexus Medical LLC in the USA.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

31 March 2006

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (9 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from customers	415	562
1.2	Payments for (a) staff costs	(354)	(1,016)
	(b) advertising and marketing	2	(30)
	(c) research and development	(81)	(196)
	(d) leased assets	(1)	(5)
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	37	98
1.5	Interest and other costs of finance paid	(3)	(9)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	(a) legal costs	(121)	(289)
	(b) travel expenses	(70)	(206)
	(c) listing and share registry	(8)	(47)
	(d) manufacturing expenses	(149)	(383)
	(e) insurance	(22)	(65)
	(f) property costs including rent	(15)	(48)
	(g) other	33	48
	Net operating cash flows	(336)	(1,586)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(336)**	**(1,586)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(0)	(47)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(0)	(47)
1.14	**Total operating and investing cash flows**	(336)	(1,633)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	0	1,439
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(57)	(172)
1.19	Dividends paid		-
1.20	Other (provide details if material)		-
	Net financing cash flows	-57	1,267
	Net increase (decrease) in cash held	(394)	(366)
1.21	Cash at beginning of quarter/year to date	2,109	2,081
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,715	1,715

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	72
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Comprises directors fees, salaries to executive directors, superannuation and consulting fees paid to a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Item 1.15 reflects proceeds of Share Purchase Plan

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not Applicable

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	50	50
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	396	806
4.2 Deposits at call	1,319	1,303
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	1,715	2,109

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

[signature]

Print name: DONALD CHARLES MACKENZIE

Date: 28 April 2006
Company Secretary

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

16 March 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

MARKET UPDATE

1.0 OMI RETRACTABLE SAFETY SYRINGE.

1.1 USA - 510K Application.

OMI has recently been advised that a potential distributor has applied for and been granted approval of a 510K application for the OMI retractable syringe by the United States Food and Drug Administration (FDA). However, OMI has also become aware that there may have been some errors in the application which may need correction. The Company is pursuing this issue with our potential distributor and will keep the market informed of the progress of its inquiries.

OMI filed its own 510K application with the FDA in early April 2006.

1.2 USA Distribution.

As previously advised discussions are continuing with two potential distributors for the North American market. One party has signed a "terms sheet" and OMI's lawyers have prepared a draft distribution agreement which has been sent to the potential distributor for comment. Discussions are continuing, via a third party facilitator, with the other potential distributor.

Whilst progress is being made with both potential distribution agreements, the Directors are unable, at this time, to give any expected completion dates.

1.3 Australian Distribution.

As previously advised the launch of the OMI safety syringes to the health care community in Australia cannot be done until our Australian distributor receives final authorisation from its parent company Terumo Corporation (Japan). All requested information has been supplied to Terumo and, at their request, a small adjustment has been made to the needle cap on the syringe. The directors of OMI are unable, at this time, to give a date when final approval might be received from Terumo Japan.

1.4 Litigation

OMI has received correspondence from Retractable Technologies Inc (RTI) a manufacturer of a competing retractable safety syringe. RTI claim (among other things) that OMI has "constantly and intentionally interfered with the contractual relationship between RTI and Double Dove" (Double Dove is RTI's Chinese manufacturer). RTI have further claimed that OMI's USA patent for its retractable safety syringe "is .... likely invalid" due to an omission of RTI prior art in the OMI USA patent application. OMI strongly disputes these claims and advises that RTI (via its lawyers) has not produced any evidence in support of its claims despite a request from OMI's lawyers for such information. Consequently OMI has commenced legal proceedings in the Australia Federal Court seeking declaratory relief and injunctions restraining RTI from making further unjustified threats.

2.0 OMI SAFETY VALVE.

Nexus Medical LLC have signed, and returned, the valve licensing agreement. Nexus have now commenced design work on their "hybrid" valve. The Directors anticipate that Nexus will require approximately 12-15 months to fully develop their valve. OMI will be assisting Nexus in securing appropriate manufacturing facilities in China.

OMI has requested a price from its Chinese manufacturer for the manufacture of the OMI valve for the Australian and Asian markets.

3.0 OMI SAFETY SCALPEL.

There has been no change in the status of the scalpel with our USA distributor since the last announcement - orders continue to be received but volumes are still modest. Sales for the 9 months ended 31 March 2006 were approximately A$470,000. Terumo Thailand has suggested further amendments to their proposed distribution agreement and these are being actioned by OMI lawyers. Once completed, the amended agreement will be sent to Terumo for signing.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

4.0 PROPOSED CONVERTIBALE NOTE ISSUE.

The directors have authorised the Chairman to commence discussions with a group of professional investors re a Convertible Note issue to raise a minimum of $2.4 million.

This issue takes the place of the foreshadowed share placement that shareholders were advised of at the time of the announcement of the November 2005 Share Purchase Plan (SPP). Given the poor response to that SPP it is essential that additional funds be raised to ensue that the Company can effectively market its products in the USA market in particular.

The Company is presently in discussion with a potential underwriter re the terms and conditions of the proposed note issue.

Ian Fraser
Chairman